# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: FibroBiologics, Inc., CIK 0001958777
CUSIP: 31573L105
Title of class of securities: Common Stock, $0.00001 par value
Address of issuer's principal executive offices: 455 E. MEDICAL CENTER BLVD, SUITE 300, HOUSTON, Texas (TX), 77598
Date of event which requires filing of this statement: 08/09/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002067695

## Reporting persons
- Mike Newlin: type of reporting person: corporation (CO), individual (IN); citizenship or place of organization: Texas (TX); sole voting power 2,134,853; shared voting power 0; sole dispositive power 2,134,853; shared dispositive power 0; aggregate amount beneficially owned 2,134,853 (5.579% of the class)
  Comment: Beneficial ownership percentage based on 38,262,586 shares of the Issuer's common stock, $0.00001 par value per share, issued and outstanding as of May 13, 2025 as disclosed in that certain Quarterly Report on Form 10-Q filed by the Issuer with the U.S. Securities and Exchange Commission on May 14, 2025. Shares of common stock as disclosed herein are held in name of Golden Knight Incorporated, L.P. of which Mike Newlin is the 100% beneficial owner.

## Item 1. Issuer
Name of issuer: FibroBiologics, Inc.
Address of issuer's principal executive offices: 455 E. MEDICAL CENTER BLVD, SUITE 300, HOUSTON, TX, 77598

## Item 2. Person Filing
Name of person filing: Mike Newlin
Address of principal business office or, if none, residence: 1414 Horseshoe Dr., Sugarland, Texas 77478
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 2,134,853
Percent of class: 5.579%
Sole power to vote or to direct the vote: 2,134,853
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2,134,853
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Mike Newlin: /s/Mike Newlin, Investor (06/05/2025)